UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 9, 2023, Primech Holdings Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, the underwriter to the Underwriting Agreement (the “Underwriters”), relating to the Company’s initial public offering (the “IPO”) of 3,050,000 ordinary shares, no par value per share (the “Ordinary Shares”).

On October 12, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-264036), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022, as amended, and declared effective by the SEC on September 29, 2023. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMEC” on October 10, 2023.

In connection with the IPO, the Company issued a press release on October 10, 2023 announcing the pricing and trading of the IPO.

Copies of the Underwriting Agreement, the press release, the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, and the Code of Business Conduct and Ethics are attached hereto as Exhibits 10.1, 99.1, 99.2, 99.3, 99.4, and 99.5, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: October 13, 2023	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated October 9, 2023 by and between the Company and the Underwriter

99.1	Press Release on Pricing and Trading of the Company’s Initial Public Offering

99.2	Audit Committee Charter

99.3	Compensation Committee Charter

99.4	Nominating and Corporate Governance Committee Charter

99.5	Code of Business Conduct and Ethics

3